

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Via E-mail
Mr. Song Lv, Chief Financial Officer
Sinocoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhau District
Pingdingshan, Henan Province
People's Republic of China 467000

>   **Re: Sinocoking Coal and Coke Chemical Industries, Inc.**
>   **Form 10-K for the year ended June 30, 2014**
>   **Filed September 29. 2014**
>   **File No. 1-15931**

Dear Mr. Lv:

We have reviewed your response to our comment letter dated January 14, 2015 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Property, Plant and Equipment page 19

1.   We note your response to comment two from our letter dated January 14, 2015. Please provide the requested information in English. We reissue the comment.

You may contact Mindy Hooker at 202-551-3732 or me at 202-551-3768 with any other questions.

>   Sincerely,
>
>   /s/ John Cash
>
>   John Cash
>   Branch Chief